

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Peter Bell
Chief Executive Officer and Chief Financial Officer
Epiphany Technology Acquisition Corp.
630 Ramona Street
Palo Alto , CA 94301

      Re: Epiphany Technology Acquisition Corp.
          Form 10-K for the year ended December 31, 2021
          Filed March 30, 2022
          File No. 001-39853

Dear Peter Bell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction